EXHIBIT 99.1

MCAPM, LP Acquires Convertible Debenture of NXT Energy Solutions Inc.

(June 3, 2024) – MCAPM, LP  announced today that on May 31, 2024, it subscribed for and received an aggregate principal amount of US$2,000,000 (approximately CDN$2,680,000) of unsecured convertible debentures (the "Debentures") of NXT Energy Solutions Inc. (TSX: SFD) ("NXT") in a non-brokered private placement. The Debentures bear interest at 10.0% per annum and are due and payable in full on May 31, 2026. The Debentures are convertible into common shares in the capital of NXT (the "Common Shares") at a conversion price of US$0.25 (CDN$0.3412) per Common Share which provides MCAPM, LP with the right to obtain an additional 8,000,000 Common Shares. However, due to the current shareholdings of MCAPM, LP, together with Michael P. Mork (collectively, “Mork Capital”) in NXT, no conversion of the Debentures can occur until shareholder approval of NXT's shareholders is obtained. Mork Capital currently own an aggregate of 14,921,233 Common Shares, representing 19.1% of the currently issued and outstanding Common Shares of NXT. With the acquisition of the Debentures, Mork Capital will have the right to own, after conversion of the Debentures, 30,526,321 Common Shares, representing approximately 28.1% of the issued and outstanding Common Shares (after giving effect to the conversion of the full amount of Debentures). NXT has agreed to nominate a representative from Mork Capital for appointment to its board of directors. Mork Capital is nominating Peter Mork for appointment to NXT’s board of directors at NXT’s annual general meeting scheduled to be held on July 15, 2024.

The head office address of NXT is 302 3320 17th Avenue SW Calgary, Alberta, Canada T3E 0B4. The head office of MCAPM, LP is 132 Mill Street, #204, Healdsburg California, 95448

This news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with regulatory authorities in each of the jurisdictions in which NXT is a reporting issuer containing information with respect to the foregoing matters (the "Early Warning Report"). A copy of the Early Warning Report will be available under NXT's profile at www.sedarplus.com or may be obtained by contacting Mork Capital at (707) 431-1057.

Mork Capital is acquiring the Debentures, and the Common Shares into which the Debentures are convertible, for investment purposes. Mork Capital may, from time to time, acquire additional Common Shares or other securities of NXT or dispose of some or all of the Common Shares or other securities of NXT that it owns at such time. Mork Capital currently has no other plans or intentions that relate to or would result in any of the following: the acquisition of additional securities of NXT, or the disposition of securities of NXT; a corporate transaction, such as a merger, reorganization or liquidation, involving NXT or any of its subsidiaries; a sale or transfer of a material amount of the assets of NXT or any of its subsidiaries; a change management of NXT, including any plans or intentions to change the term of directors; a material change in the present capitalization or dividend policy of NXT; a material change in NXT's business or corporate structure; a change in NXT's charter, bylaws or similar instruments or another action which might impede the acquisition of control of NXT by any person or company; a class of securities of NXT being delisted from, or ceasing to be authorized to be quoted on, a marketplace; NXT ceasing to be a reporting issuer in any jurisdiction of Canada; or soliciting proxies from any securityholders of NXT; but, depending on market conditions, general economic and industry conditions, trading prices of NXT's securities, NXT's business, financial condition and prospects and/or other relevant factors, Mork Capital may develop such plans or intentions in the future.

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Contact Information

For investor and media inquiries please contact for NXT Energy Solutions Inc.:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 - 17th AVE SW	302, 3320 - 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

For MCAPM LP:

Michael P. Mork
General Partner, MCAPM LP
132 Mill Street, #204
Healdsburg California, 95448

Forward-Looking Statements

The information in this news release has been prepared as at May 31, 2024. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "expected", "will" or similar terms. Forward-looking statements in this news release include statements relating to Mork Capital's future plans regarding NXT and the potential appointment of a representative to the board of directors.

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